Citigroup Managed Futures LLC
                         731 Lexington Avenue, 25th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registration Statement on Form S-1
        File No. 333-117275

Ladies and Gentlemen:

     On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated July 31, 2006 to the Partnership's prospectus dated May 1, 2006.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/ Daniel R. McAuliffe, Jr.
    ------------------------
    Daniel R. McAuliffe, Jr.
    Chief Financial Officer and
    Director

Enclosures

                     Citigroup Diversified Futures Fund L.P.
                                    July 2006


The net asset value for Citigroup Diversified Futures Fund L.P. was $916.67 per unit at the end of July, down 5.5% for the month and down 1.5% year to date.

The month of July was challenging for the Fund's advisors as price volatility affected trends across all market sectors. Speculation surrounding the Federal
Reserve's interest rate policies led to uncertainty within interest rate, currency and equity index markets. Additionally, conflicts in the Middle East and a heat wave across the U.S. added to the volatility already in energy markets. As a result, trading was difficult for the Fund's advisors.

In energy markets, losses were sustained as positions, previously benefiting from deteriorating fundamentals in natural gas, unexpectedly reversed as a result of increased demand for utilities due to the record-breaking temperatures in the northeast region of the United States. Losses were also incurred as petroleum products rallied on concerns surrounding the current geopolitical conflicts in the Middle East.

Losses were also realized in fixed income as the Federal Reserve Chairman Ben Bernanke surprised the market when he testified at the Senate Banking Committee that the two-year campaign of raising interest rates may be near an end. Currency markets continue to be a difficult sector for trend followers as major currencies were all caught in longstanding ranges, resulting in losses for the Fund. In equity indices, markets were trendless as investors continued to speculate Federal Reserve interest rate policy.

In agricultural markets, cocoa had its biggest decline in 17 years against the prevailing trend as concerns that the recent rallies starting at the end of July would be unsustainable, which impacted the Fund negatively. In metals markets, losses were incurred as prices rallied in precious metals, mainly in response to investors seeking refuge from other volatile markets.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Advisor.


Notice from General Partner

Citigroup Managed Futures LLC, the general partner for the Fund, has been informed by AAA Capital Management Advisors, Ltd. ("AAA"), an advisor to the Fund, that effective July 31, 2006, one of its trading principals, Mr. David Coolidge, left AAA to pursue other interests.

Following Mr.Coolidge's departure, the remaining trading principals of AAA include A. Anthony Annunziato, John Saucer, Denys Thorez and Chad Shimaitis.

AAA continues to advise the Fund pursuant to the terms of each Fund's offering materials and the advisory agreements among the Fund, AAA, and Citigroup Managed Futures.

Citigroup Managed Futures LLC

                     Citigroup Diversified Futures Fund L.P.
                                Account Statement
                             For the Period July 1,
                              Through July 31, 2006

                                                       Percent
                                                     of Average
                                                     Net Assets
                                                     ----------
Realized losses from trading          $(18,917,287)     (2.02)%
Change in unrealized gains/losses
     from trading                      (31,707,888)     (3.38)
                                        ----------       -----
                                       (50,625,175)     (5.40)
Less, Brokerage commissions
     and clearing fees ($255,821)        4,628,906       0.49
                                        -----------      -----
Net realized and unrealized losses     (55,254,081)     (5.89)
Interest Income                          3,095,569       0.33
                                        ----------       -----
                                       (52,158,512)     (5.56)
                                        ----------       ----
Less, Expenses:
     Management fees                     1,474,415       0.16
     Other expenses                         94,178       0.01
                                         ---------       -----
                                         1,568,593       0.17
                                        ----------       -----
Net loss                               (53,727,105)     (5.73)%
                                                        =====
Additions (30,224.6496 L.P. units
at June 30, 2006 net asset
value per unit of $970.40 )             29,330,000
Redemptions (10,960.0455 L.P. units
at July 31, 2006 net asset
value per unit of $916.67 )            (10,046,745)
                                        -----------
Decrease in net assets                 (34,443,850)
Net assets, June 30, 2006              941,075,987
                                       ------------
Net assets, July 31, 2006             $906,632,137
                                       ===========

Net Asset Value per unit
  ($906,632,137 / 989,047.5640 Units)      $916.67
                                            ======


To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.


By: /s/ Daniel R. McAuliffe, Jr.
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director
        Citigroup Managed Futures
        General Partner, Citigroup
        Diversified Futures Fund L.P.